Exhibit 12.1

Ameren Energy Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31,
	2013
Earnings available for fixed charges, as defined:
Net loss attributable to Ameren Energy Generating Company	$(129,026)
Net loss attributable to noncontrolling interest	(89)
Tax benefit based on net loss	(85,646)
Fixed charges excluding capitalized interest(a)	10,729
Amortization of capitalized interest	498
Earnings available for fixed charges, as defined	$(203,534)
Fixed charges, as defined:
Interest expense on short-term and long-term debt(a)	$10,462
Capitalized interest	4,622
Estimated interest cost within rental expense	88
Amortization of net debt premium, discount, and expenses	179
Total fixed charges, as defined	$15,351
Consolidated ratio of earnings to fixed charges	—	(b)

(a)	Includes interest expense related to uncertain tax positions.

(b)
Earnings were inadequate to cover fixed charges by $219 million for the three months ended March 31, 2013. During the first quarter of 2013, Genco recorded an asset impairment charge of $207 million to reduce the carrying value of the Gibson City and Grand Tower energy centers to their estimated fair value less cost to sell. See Note 2 - Assets Held for Sale under Part I, Item 1, of this Form 10-Q for additional information.